AMARC RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Toll Free 1-(800) 667-2114 Fax No.: (604) 684-8092

INFORMATION CIRCULAR
as at September 1, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of Amarc Resources Ltd. (the “Company”) for use at the annual and extraordinary general meeting (the “Meeting”) of its shareholders to be held on Wednesday, October 12, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company” and “Amarc” refer to Amarc Resources Ltd. “Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors and officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the accompanying form of Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy at their own discretion for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company’s transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed August 16, 2005 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of September 1, 2005, there were 47,994,140 Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares. No material changes in the Company’s share capital are expected to occur between the date of this Information Circular and the Record Date.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at September 1, 2005.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except the special resolutions to remove the pre-existing company provisions and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at five. The board proposes that the number of directors remain at five. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at five.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 1, 2005.

Name of Nominee, Current Position within the		Common Shares
Company, Province of State and Country of	Period as a Director	Beneficially Owned or
Residence	of the Company	Controlled(1)

David J. COPELAND	Since September 1995	669,500(2)
Director
British Columbia, Canada

Scott D. COUSENS	Since September 1995	440,500(3)
Director
British Columbia, Canada

Robert A. DICKINSON (2)	Since April 1993	3,149,409(4)
Chairman and Director
British Columbia, Canada

Jeffrey R. MASON	Since September 1995	1,396,000(5)
Chief Financial Officer, Secretary and Director
British Columbia, Canada

Ronald W. THIESSEN	Since September 1995	1,169,008(6)
Chief Executive Officer, President and Director
British Columbia, Canada

Notes:

(1)

The information as to Shares beneficially owned or controlled by the above nominees for directors, directly or indirectly, is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Mr. Copeland also holds options to purchase 200,000 Shares at an exercise price of $0.60, expiring on March 21, 2006.

(3)

Mr. Cousens also holds options to purchase 200,000 Shares at an exercise price of $0.60, expiring on March 21, 2006 and warrants to purchase 664,000 Shares at an exercise price of $0.34, expiring on December 31, 2005.

(4)

Certain of these Shares are held by United Mineral Services Ltd., a company controlled by Mr. Dickinson. Mr. Dickinson, directly or indirectly, also holds options to purchase 200,000 Shares at an exercise price of $0.60, expiring on March 21, 2006 and warrants to purchase 2,937,000 Shares at an exercise price of $0.34, expiring on December 31, 2005.

(5)

Mr. Mason also holds options to purchase 200,000 Shares at an exercise price of $0.60, expiring on March 21, 2006 and warrants to purchase 249,000 Shares at an exercise price of $0.34, expiring on December 31, 2005.

(6)

Mr. Thiessen also holds options to purchase 200,000 Shares at an exercise price of $0.60, expiring on March 21, 2006 and warrants to purchase 500,000 Shares at an exercise price of $0.34, expiring on December 31, 2005.

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

David J. Copeland, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (September 1996 to September 2004); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (February 1994 to present); Continental Minerals Corporation, Vice-President, Project Development (June 1989 to February 1996 and June 1997 to June 1998) and Director (June 1989 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Taseko Mines Limited, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a wholly owned subsidiary of Taseko Mines Limited); Casamiro Resources Corp., Director (February 1995 to August 2002).

Scott D. Cousens - Director

Scott D. Cousens is a director of Hunter Dickinson Inc., a private company providing management, technical and financial services to a number of publicly traded companies.

Mr. Cousens’ focus for the past number of years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, Director (March 1994 to September 1994) and (September 1996 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Continental Minerals Corporation, Director (June 1994 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

Robert A. Dickinson, B.Sc., M.Sc. - Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (April 1993 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Continental Minerals Corporation, Director (November 1995 to February 2001), Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Co-Chairman (September 2000 to April 19, 2004) Chairman (April 20, 2004 to present); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); and Taseko Mines Limited, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a wholly owned subsidiary of Taseko Mines Limited).

Jeffrey R. Mason, BComm, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ, AMEX) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to September 2004), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief

Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Continental Minerals Corporation, Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a wholly owned subsidiary of Taseko Mines Limited).

Ronald W. Thiessen, CA – Chief Executive Officer, President and Director

Ronald W. Thiessen is a Chartered Accountant, with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director and officer of Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chairman (September 2000 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Director (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to July 2005), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resources Corp., President and Director (February 1990 to August 2002).

AUDIT COMMITTEE

The audit committee has various responsibilities as set forth in Multilateral Instrument 52-110 (“MI 52-110”).

The Audit Committee’s Charter

The audit committee has a written charter that sets out its mandate and responsibilities. The text of the audit committee’s charter is attached as Schedule “A” hereto.

Composition of the Audit Committee

The members of the audit committee are David J. Copeland, Scott D. Cousens, and Ronald W. Thiessen. All members are financially literate. A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

Mr Copeland is a professional engineer who has served for many years as a director of public mining companies and hence, has a practical understanding of financial statements. Mr Thiessen is a Chartered Accountant and hence, has professional accounting accreditation. Mr Cousens is a former licensed securities broker and hence, has formal training in financial analysis and a working knowledge of financial statements.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, all recommendations of the audit committee to nominate or compensate an external auditor were adopted by the Board of Directors.

Reliance on Certain Exemptions

The Company’s auditors have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee ordinarily recommends the nomination and engagement of the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other non-audit services provided by the Company's auditors.

Any services provided by the Company's auditors which are not specifically included within the scope of the audit are pre-approved by the audit committee prior to engagement.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by the Company's auditors, De Visser Gray, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with De Visser Gray for audit and non-audit services in the last two fiscal years for audit fees are summarized in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2005 $	Fees Paid to Auditor in Year Ended March 31, 2004 $
Audit Fees(1)	$ 11,500	9,000
Audit-Related Fees(2)	375	0
Tax Fees(3)	1,000	1,000
All Other Fees(4)	0	0
Total	$ 12,875	10,000

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

Pursuant to Section 6.1 of MI 52-110, the Company, being a "venture issuer", is exempt from the requirements of Parts 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

APPOINTMENT OF AUDITOR

De Visser Gray, Chartered Accountants, of 401 – 905 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. De Visser Gray was first appointed auditor of the Company in September 1995.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Ronald W. Thiessen, President and Chief Executive Officer, Jeffrey R. Mason, Secretary and Chief Financial Officer, and Robert A. Dickinson, Chairman and Director are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Named Executive Officers	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald W. Thiessen President and Chief Executive Officer	2005 2004 2003	75,092 18,268 35,674	0 0 0	0 0 0	200,000 200,000 0	0 0 0	0 0 0	0 0 0
Jeffrey R. Mason Secretary and Chief Financial Officer	2005 2004 2003	56,519 14,054 29,069	0 0 0	0 0 0	200,000 200,000 0	0 0 0	0 0 0	0 0 0
Robert A. Dickinson Chairman and Director	2005 2004 2003	20,771 4,583 17,690	0 0 0	0 0 0	200,000 200,000 0	0 0 0	0 0 0	0 0 0

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The following share options were granted to the Named Executive Officers during the financial year ended March 31, 2005:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen	200,000	9.8%	$0.60	$0.60	March 21, 2006
Jeffrey R. Mason	200,000	9.8%	$0.60	$0.60	March 21, 2006
Robert A. Dickinson	200,000	9.8%	$0.60	$0.60	March 21, 2006

The share options exercised by the Named Executive Officers during the financial year ended March 31, 2005 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	200,000	$62,000	200,000/Nil	Nil/Nil
Jeffrey R. Mason	200,000	$62,000	200,000/Nil	Nil/Nil
Robert A. Dickinson	Nil	Nil	200,000/Nil	Nil/Nil

No options were amended or re-priced during the financial year ended March 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

Commencing January l, 2004, each director of the Company was paid an annual director’s fee of $2,400 ($600 paid quarterly) and an additional fee of $600 for each directors’ meeting attended. Each director who was a member of a committee, received a further $2,400 ($600 paid quarterly) for each committee of which he or she was a member, and a further fee of $600 for each committee meeting attended. This procedure was discontinued effective January 1, 2005 and no cash compensation is paid to directors in their capacity as directors.

On September 30, 2004 each of the directors received options to purchase 200,000 Shares at an exercise price of $0.60 per Share and expiring on March 21, 2006 pursuant to the Company's share option plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “Plan”) which was previously approved by shareholders on September 21, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares under the Plan. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2005.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (“Share Option Plan”)	2,028,000	$ 0.60	2,745,714
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,028,000	$ 0.60	2,745,714

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended March 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

By an agreement made May 18, 2005, Amarc was granted the right to earn into certain British Columbia mineral claims owned by Taseko Mines Limited. The claims are the Fish, Wasp and Anvil claims. Taseko is a non-arms-length party because it has several directors in common with Amarc and certain directors of Amarc own shares in Taseko and vice versa. Amarc has the right, but not the obligation, to earn a 50% interest in these claims by expending $150,000 by May 18, 2007. If it does so the parties will form a conventional joint venture on a 50:50 basis to pursue further exploration if warranted. The agreement received TSX Venture Exchange acceptance.

MANAGEMENT CONTRACTS

The Company does not have full-time management or employees as these services are provided to the Company by Hunter Dickinson Inc. (“HDI”) pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration companies (one of which is Amarc Resources Ltd.) and is managed by persons, the majority of whom are also directors of the Company. No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Amarc or its predecessors during the year ended March 31, 2005.

HDI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Amarc) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the “Services Agreement” described below. HDI is managed by the directors of Amarc and who are generally the controlling directors of the other corporate participants in the arrangements with of HDI.

The amounts billed by HDI for its services rendered and which amounts constitute primarily reimbursement of third party billings were $1,779,538 in fiscal 2005. (2004 - $502,474; 2003 - $973,289).

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Removal of Pre-Existing Company Provisions

Under the Business Corporations Act (British Columbia) (“BCA”), every “pre-existing company’ remains subject to certain “Pre-existing Company Provisions” contained in the Company Act (British Columbia) (“BCCA”) unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and

  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if deemed advisable to pass, with or without amendment, the following special resolution:

Resolved, as a special resolution, that:

1.	the Pre-Existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia) be removed and no longer be applied to the Company;

2.

the President or any one director of the Company be authorized to instruct its agents to file a notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment;

3.	the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s records office; and

4.

the directors of the Company be authorized at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders.”

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

B.	Adoption of New Articles

The Articles of a company, among other things, set out rules for the conduct of its business and affairs. As a consequence of the enactment of the BCA, it is desirable for the Company to update the Company’s Articles (the “New Articles”).

The New Articles in their proposed amended form are available by email on request of the Company, Attention: Shirley Main (604-684-6365). A copy of the New Articles will be available at the meeting and they are also summarized below. The amendments principally reflect the provisions of the BCA that modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the existing Articles (the “Existing Articles”) that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the New Articles and include the use of the new terminology adopted under the BCA. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of the principal changes proposed under the New Articles.

          Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such guarantees to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

          Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

          Indemnity Provisions

Under the Company Act (British Columbia), the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the provisions of the Former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

(a)	the party did not act honestly and in good faith with a view to the best interests of the Company;

(b)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c)	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA in order to attract the best possible individuals to act.

The Existing Articles permitted a director to appoint another director as his alternate. The New Articles permit a director to appoint anyone as his alternate, as long as that person is qualified to act as a director.

          Amendment of Articles and Notice of Articles

The New Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles, other than as set out in the BCA as specifically requiring a special resolution, can be effected as an ordinary or by directors’ resolution. The Company’s New Articles provide that it may amend provisions of the Articles and Notice of Articles relating to certain aspects of its Shares and authorized share structure (including a share consolidation or a share split), and may change the name of the Company, by a resolution of the directors, or by an ordinary resolution if the directors determine, in their discretion, to put the matter to a shareholders’ vote. The default provision under the BCA is a special resolution where the New Articles are silent as to the type of resolution required.. The New Articles also provide that the attachment, variation and deletion of special rights and restrictions to any class of shares may be authorized by ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a “special separate resolution” is also required. Under the New Articles, a special separate resolution of the affected class, will be require for its passage, a majority of two-thirds of votes cast rather than three-quarters of the votes cast. A general special resolution also requires a majority of two-thirds rather than three-quarters of the votes cast.

          Shareholders’ Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place as is determined by the directors.

The New Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery.

          Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices. Management and the board of directors believe that by removing these restrictions the Company will have increased flexibility in meeting its corporate governance obligations.

          Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the Company Act (British Columbia) and refer to the provisions contained in the BCA.

Accordingly, shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

“Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia) and that such new form of Articles not take effect until the Notice of Articles of the Company is altered to reflect such new form of Articles and filed with the Registrar of Companies.”

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

C.	Annual Confirmation of 10% Rolling Share Option Plan

The TSX Venture Exchange (the “TSXV”) requires that each company listed on the TSXV have a share option plan. The shareholders of the Company adopted an amended Share Option Plan (the “Plan”) in 2004.

Under the Plan, a maximum of 10% of the issued and outstanding Shares of the Company at the time an option is granted, less Shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan. As of September 1, 2005, a total of 2,001,000 Shares are reserved to be issued upon the exercise of outstanding options and 2,798,414 Shares are available for future issuance under the Plan.

Pursuant to the TSXV policies, the continuation of the Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved, as an ordinary resolution that the Company’s 10% rolling share option plan dated for reference September 21, 2004 be ratified and approved for a further year until the next annual general meeting of shareholders.”

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. The consolidated audited financial statements, the report of the auditor and management’s discussion and analysis are being mailed to shareholders with the Notice of Meeting and this Information Circular and will be placed before the Meeting. Additional information relating to the Company may be obtained free of charge from SEDAR at www.sedar.com and upon request from the Company’s Secretary at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, telephone number: (604) 684-6365 or fax number (604) 684-8092.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Secretary of the Company at Suite 1020 – 800 West Pender Street, Vancouver, BC, V6C 2V6, telephone: (604) 684-6365. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, September 12, 2005.

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Chief Executive Officer

Schedule “A”

AMARC RESOURCES LTD.

AUDIT COMMITTEE CHARTER

This Charter shall govern the activities of the Audit Committee of the Board of Directors of Amarc Resources Ltd., when and to the extent that said Committee is carrying out its audit and financial review functions.

I.          COMMITTEE PURPOSES

The essential functions of the Audit Committee (the “Committee”) in assisting the Board of Directors in fulfilling its oversight responsibilities are to review:

1.

the financial reports and other financial information provided by the Company to governmental entities and the public; the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethics that the Company’s management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally,

2.	the procedures of the Company and its subsidiaries regarding the appointment of the independent public auditors, and the scope of and fees for their audits, and

3.	any and all related party agreements and arrangements between the Company and its affiliates and any disputes that may arise thereunder.

The Committee’s primary duties and responsibilities are to:

1.	serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system,

2.	review and appraise the audit efforts of the Company’s independent auditors,

3.	provide an open avenue of communication among the independent auditors, the Company’s financial and senior management, and the Board of Directors, and

4.	review and appraise the fairness of related party transactions.

II.          COMPOSITION

The Committee shall be comprised of three directors, as determined by the Board and as described in Section V of this Charter. The majority of the directors shall not be officers or employees of the Company or of any affiliate, and all members shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Committee shall have a working familiarity with basic finance and accounting practices including the ability to read and understand fundamental financial statements, including the balance sheet, income statement, and statement of cash flows.

At least one member of the Committee shall have accounting or related financial expertise. Financial expertise includes past employment experience in finance, banking, or accounting; requisite professional certification in accounting; or prior comparable experience, such as being or having been charged with financial oversight responsibilities, which results in the member’s financial sophistication.

The Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. A Chair of the Audit Committee shall be elected by majority vote of the full Committee membership.

III.          MEETINGS

The Committee shall meet at least each fiscal quarter, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and with the independent auditors to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or its Chair should meet with management quarterly to review the Company’s financial statements as described in Section IV.3, below, and the Committee or a designated member of the Committee should meet or discuss the interim financial statements with the Chief Financial Officer and/or the Controller of the Company on a regular and periodic basis as the Committee may deem appropriate.

IV.          RESPONSIBILITIES AND DUTIES

To fulfil its responsibilities and duties the Committee shall:

Documents/Reports Review

1.	Review this Charter at least annually for adequacy and update its provisions, as conditions dictate.

2.

Review with the Company’s financial management and the independent auditors the Company’s annual financial statements, and the financial statements included in the Form 20F, AIF, and any other annual reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

3.

Review with the Company’s financial management and, if deemed appropriate by the Committee, with the independent auditors, the Company’s interim financial statements, prior to its filing with any governmental body and prior to the release of earnings. One member designated by the Committee may represent the entire Committee for the purposes of this review.

Independent Auditors

4.

Recommend to the Board on the nomination of the independent auditors for the Company’s shareholders’ approval, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent auditors. The Committee is to require the independent auditors to submit to the Committee on a periodic basis (at least annually) a formal written statement delineating all relationships between themselves and the Company. On an annual basis, the Committee should review and discuss with the independent auditors all relationships the auditors have with the Company that might affect their objectivity and independence. The Committee shall recommend to the Board any action to take to ensure the independence of the independent auditors. The Committee is to advise the independent auditors that they are ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company.

5.	Review, evaluate, and report to the Board on the performance of the independent auditors, and when circumstances warrant, any proposed discharge of the independent auditors.

6.	Periodically consult with the independent auditors out of the presence of the Company’s management about internal controls and the completeness and accuracy of the financial statements.

Financial Reporting Process

7.	In consultation with the independent auditors, review the integrity of the Company’s financial reporting processes, both internal and external.

8.	Consider the independent auditors’ judgements about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

9.	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by the independent auditors or management.

Process Improvement

10.

Establish regular and separate systems of reporting to the Committee by each of management and the independent auditors regarding any significant judgements made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgements.

11.

Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

12.	Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

13.

Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

Legal Compliance

14.

Confirm that the Company’s management has the proper review system in place to ensure that Company’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

15.	Review financial reporting compliance matters with the Company’s general counsel.

16.	Review with the Company’s general counsel any legal matter that the Committee understands could have a significant impact on the Company’s financial statements.

17.

Conduct or authorize investigations into matters within the Committee’s scope of responsibilities. The Committee is authorized to retain independent counsel, accountants, auditors, or others to assist the Committee in the conduct of any such investigation.

18.	Perform any other activities, consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board deem necessary or appropriate.

Related Party Transactions

19.

Review for fairness to the Company and its subsidiaries, as applicable, proposed transactions or other arrangements between any affiliated or related party and either the Company or any of its subsidiaries, and recommend to the Board whether the transactions or other arrangements should be approved. As used herein, the term “related party” means any officer, director or shareholder holding a greater than 5% interest in the Company, or any entity in which any such person has a financial interest.

20.	Review and make recommendations to the Board regarding any dispute between any affiliated or related party and either or both the Company and its subsidiaries.

Limitation of Responsibility

21.

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Committee to plan or conduct audits or to determine whether the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Similarly, it is not the duty of the Committee to conduct investigations, to resolve disagreements, between management and the independent auditors, or to assure compliance with laws, regulations or the Company’s Code of Professional Conduct.

V.          INDEPENDENCE OF DIRECTORS

For purposes of this Charter, a director is deemed to be an Independent Director according to the following requirements;

1.

a director who is an employee (including non-employee executive officers) of the Company, its subsidiaries, or any of its affiliates may not serve on the Committee until three years following termination of employment. “Affiliate” includes a subsidiary, sibling company, predecessor, parent company, or former parent company,

2.

a director who is a partner, controlling shareholder, or executive officer of a for-profit business organization to which the Company made, or from which the Company received, payments (other than those arising solely from investment’s in the Company’s securities) that exceed 5% of the Company’s or business organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years is not considered to be independent. This restriction does not apply if the director has terminated his or her relationship with the organization more then three years preceding appointment to the Committee. “Business relationships” can include commercial, industrial, banking, consulting, legal, accounting, and other relationships. A director can have this relationship directly with the company, or the director can be a partner, officer, or employee of an organization that has such a relationship,

3.

a director who has, or within the preceding three years has had, a direct business relationship with the Company may serve on the Committee only if the Board of Directors determines in its business judgment that the relationship does not interfere with the director’s exercise of independent judgment, and

4.	a director who is employed as an executive of another Company where any of the Company’s executives serves on that Company’s compensation committee may not serve on the Committee.

A director who is an immediate family member of an individual who is, or who was during the preceding three years an executive officer of the Company or any of its affiliates, may not serve on the Committee. “Immediate family” includes a person’s spouse, common law spouse, parent, child, sibling, and in-law.